

ALLERGAN | 03 ANNUAL REPORT

DISCOVERY DEDICATED TO PATIENTS

Allergan, Inc., with headquarters in Irvine, California, is a global specialty pharmaceutical company that develops and commercializes innovative products for the ophthalmology, neuromodulator, dermatology and other specialty markets. In addition to its discovery-to-development research programs, Allergan has global marketing and sales capabilities in over 100 countries that deliver value to our customers, satisfy unmet medical needs and improve patients' lives. Driven by technology and innovation, Allergan addresses the needs of patients around the world with approximately 4,900 employees, a global research and development infrastructure and three state-of-the-art manufacturing plants.



OUR MISSION

TO CONTINUE AS AN INNOVATIVE, TECHNOLOGY DRIVEN, GLOBAL HEALTH CARE COMPANY FOCUSED ON PHARMACEUTICALS IN SPECIALTY MARKETS THAT DELIVER VALUE TO CUSTOMERS, SATISFY UNMET MEDICAL NEEDS AND IMPROVE PATIENTS' LIVES. TO BECOME THE PARTNER OF CHOICE FOR EVER BETTER HEALTH CARE THROUGH THE VALUE OF OUR TECHNOLOGICAL INNOVATION, INDUSTRY LEADERSHIP, PARTNERING SKILLS AND RELATIONSHIPS, WORLDWIDE INFRASTRUCTURE, RESEARCH AND MANUFACTURING CAPABILITIES. TO DEVELOP A LEVEL OF UNDERSTANDING OF OUR CUSTOMERS IN ORDER TO IMPLEMENT OPERATIONAL STRATEGIES THAT PROVIDE THE GREATEST VALUE FOR OUR CUSTOMERS AND STOCKHOLDERS.



NET SALES

In millions of dollars

*Growth rates in local currencies for continuing operations**

Year	Net sales	Growth
99	$828.6	+21.3%
00	$992.1	+22.6%
01	$1,142.1	+18.0%
02	$1,385.0	+21.8%
03	$1,755.4	+23.4%

GROSS PROFIT AS A PERCENTAGE OF PHARMACEUTICAL-ONLY SALES

Year	Gross profit %
99	79.4%
00	80.1%
01	82.7%
02	85.9%
03	85.5%

RESEARCH AND DEVELOPMENT, AS ADJUSTED[(a)]

In millions of dollars

Percentage of pharmaceutical-only sales

Year	R&D	% of sales
99	$135.1	16.3%
00	$163.7	16.5%
01	$187.5	16.4%
02	$228.4	16.8%
03	$305.5	18.3%

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS, AS ADJUSTED[(a)]

In dollars

Year	EPS	Pro forma	Growth	Pro forma growth
99	$0.99		+30.3%	
00	$1.25		+26.3%	
01	$1.55	$1.48[(b)]	+24.0%	
02	$1.92	$1.88[(b)]	+23.9%	+27.0%**
03	$2.31		+20.3%	+22.9%***

* Growth rate in local currency is a non-GAAP financial measure.

** Growth rate is based on 2002 and 2001 adjusted *pro forma* earnings per share of $1.88 and $1.48, respectively.

*** Growth rate for 2003 is based on 2002 adjusted *pro forma* earnings per share of $1.88.

(a) The adjusted amounts in 2003 exclude the after-tax effects of the following: 1) $179.2 million charge for in-process research and development related to the purchase of Oculex Pharmaceuticals, Inc., 2) $278.8 million charge for in-process research and development related to the purchase of Bardeen Sciences Company, LLC, 3) $0.4 million reversal of restructuring charge and asset write-offs, net related to the 2002 spin-off of the Company's ophthalmic *surgical and contact lens care businesses, 4) $0.3 million unrealized loss on derivative instruments*, and 5) $0.9 million charge for the early extinguishment of convertible debt.

The adjusted amounts in 2002 exclude the after-tax effects of the following: 1) $118.7 million in litigation settlement costs, 2) net costs of $100.3 million associated with the 2002 spin-off of the Company's ophthalmic surgical and contact lens care businesses to Advanced Medical Optics which consist of restructuring charge and asset write-offs of $63.5 million, duplicate operating expenses of $42.5 million and gain of $5.7 million on sale of a facility, 3) $30.2 million loss on the other than temporary impairment of equity investments, 4) $1.7 million unrealized loss on derivative instruments, 5) net gain of $1.0 million from partnering agreements, and 6) $11.7 million charge for the early extinguishment of convertible debt.

The adjusted amounts in 2001 exclude the $40.0 million charge for in-process research and development related to the purchase of Allergan Specialty Therapeutics, Inc. and the after-tax effects of the following: 1) $6.2 million restructuring charge and asset write-off reversal consisting of $1.7 million restructuring charge reversal and a $4.5 million gain on sale of a facility reducing the write-offs recorded in 1998, 2) income of $1.5 million from a partnering



In millions, except per share data	2003	Year Ended December 31, 2002	2001	2000	1999
STATEMENT OF OPERATIONS HIGHLIGHTS (As reported under U.S. GAAP)					
Product net sales	$1,755.4	$1,385.0	$1,142.1	$992.1	$828.6
Gross profit	1,435.1	1,163.3	944.0	794.4	658.2
Research and development	763.5	233.1	227.5	165.7	140.6
Earnings (loss) from continuing operations	(52.5)	64.0	171.2	165.9	143.7
Earnings from discontinued operations	–	11.2	54.9	49.2	44.5
Net earnings (loss)	(52.5)	75.2	224.9	215.1	188.2
Basic earnings (loss) per share:					
Continuing operations	(0.40)	0.49	1.30	1.27	1.09
Discontinued operations	–	0.09	0.42	0.38	0.33
Diluted earnings (loss) per share:					
Continuing operations	(0.40)	0.49	1.29	1.24	1.06
Discontinued operations	–	0.08	0.40	0.37	0.33
Dividends per share	0.36	0.36	0.36	0.32	0.28
ADJUSTED AMOUNTS(a)					
Adjusted earnings from continuing operations	305.2	252.3	207.7	166.6	133.9
Adjusted basic earnings per share from continuing operations	2.34	1.95	1.58	1.27	1.01
Adjusted diluted earnings per share from continuing operations	2.31	1.92	1.55	1.25	0.99
Pro forma diluted earnings per share from continuing operations adjusted for dissynergies related to spin-off of Advanced Medical Optics, Inc.(b)	2.31	1.88	1.48	–	–
NET SALES BY PRODUCT LINE					
Specialty Pharmaceuticals:					
Eye Care Pharmaceuticals	$ 999.5	$ 827.3	$ 753.7	$683.9	$576.2
BOTOX/Neuromodulators	563.9	439.7	309.5	239.5	175.8
Skin Care	109.3	90.2	78.9	68.7	76.6
Total Pharmaceutical Sales	1,672.7	1,357.2	1,142.1	992.1	828.6
Other	82.7	27.8	–	–	–
Total Net Sales	1,755.4	$1,385.0	$1,142.1	$992.1	$828.6
PRODUCTS SOLD BY LOCATION					
Domestic	70.4%	70.6%	67.0%	63.4%	60.7%
International	29.6%	29.4%	33.0%	36.6%	39.3%

agreement, 3) $4.5 million loss on the permanent impairment of equity investments, 4) $2.0 million gain on the sale of divested pharmaceutical products in Brazil, 5) $4.2 million unrealized gain on derivative instruments, and 6) $4.4 million associated with the 2002 spin-off of the Company's ophthalmic surgical and contact lens care businesses.

The adjusted amounts in 2000 exclude the after-tax effects of the following: 1) a $0.2 million restructuring charge, 2) $1.3 million gain on the sale of investments, and 3) $2.0 million in expenses from partnering agreements.

The adjusted amounts in 1999 exclude the after-tax effects of the following: 1) $3.6 million in restructuring charge reversals, 2) $0.8 million in asset gains, reducing write-offs recorded in 1998, 3) $14.0 million gain on sales of investments, 4) $6.9 million contribution to The Allergan Foundation, 5) $3.8 million of income, net of expenses of $5.7 million, from partnering agreements, and 6) $1.1 million in certain one-time costs.

(b) Diluted earnings per share adjusted by $0.04 for the first six months of 2002 and by $0.07 for the full year 2001 to reflect dissynergies related to the spin-off of Advanced Medical Optics.

The foregoing presentation contains certain non-GAAP financial measures, including constant currency growth rates, and non-GAAP and *pro forma* adjustments. For a reconciliation of these non-GAAP financial measures to comparable GAAP financial measures, please refer to pages 6 and 7 of this Annual Report.



In millions, except per share amounts	Year Ended December 31, 2003			Year Ended December 31, 2002		
	GAAP	Non-GAAP Adjustments	Adjusted	GAAP	Non-GAAP Adjustments	Adjusted
PRODUCT SALES						
Net sales – *pharmaceutical only*	$1,672.7	$ –	$1,672.7	$1,357.2	$ –	$1,357.2
Non-pharmaceutical sales (primarily contract sales)	82.7	–	82.7	27.8	–	27.8
Total	1,755.4	–	1,755.4	1,385.0	–	1,385.0
Cost of sales – pharmaceutical only	242.5	–	242.5	191.4	(3.7)[f]	187.7
Cost of sales – non-pharmaceutical	77.8	–	77.8	30.3	–	30.3
Product gross margin	1,435.1	–	1,435.1	1,163.3	3.7	1,167.0
Research services margin	1.5	–	1.5	3.7	–	3.7
Selling, general and administrative	693.6	–	693.6	629.5	(39.2)[g]	590.3
Research and development	763.5	(458.0)[a]	305.5	233.1	(4.7)[h]	228.4
Technology fees from related party	–	–	–	–	–	–
Legal settlement	–	–	–	118.7	(118.7)[i]	–
Restructuring charge (reversal) and asset write-offs, net	(0.4)	0.4[b]	–	62.4	(62.4)[b]	–
Operating income (loss)	(20.1)	457.6	437.5	123.3	228.7	352.0
Interest income	13.0	–	13.0	15.8	–	15.8
Interest expense	(15.6)	–	(15.6)	(17.4)	–	(17.4)
Gain (loss) on investments, net	–	–	–	(30.2)	30.2[j]	–
Unrealized gain (loss) on derivative instruments, net	(0.3)	0.3[c]	–	(1.7)	1.7[c]	–
Contribution to The Allergan Foundation	–	–	–	–	–	–
Other, net	(6.5)	0.9[d]	(5.6)	–	1.0[k]	1.0
	(9.4)	1.2	(8.2)	(33.5)	32.9	(0.6)
Earnings (loss) from continuing operations before income taxes and minority interest	(29.5)	458.8	429.3	89.8	261.6	351.4
Provision for income taxes	22.2	101.1[e]	123.3	25.1	73.3[e]	98.4
Minority Interest	*0.8*	–	*0.8*	0.7	–	0.7
Earnings (loss) from continuing operations	$ (52.5)	$ 357.7	$ 305.2	$ 64.0	$ 188.3	$ 252.3
Basic earnings (loss) per share from continuing operations	($0.40)	$2.74	$2.34	$0.49	$1.46	$1.95
Diluted earnings (loss) per share from continuing operations	($0.40)	$2.71	$2.31	$0.49	$1.43	$1.92
Total net sales	$1,755.4	$ (45.9)[v]	$1,709.5	$1,385.0	$ 6.5[v]	$1,391.5

"GAAP" refers to financial information presented in accordance with generally accepted accounting principles in the United States.

In this Annual Report, Allergan included historical non-GAAP financial measures, as defined in Regulation G promulgated by the Securities and Exchange Commission, with respect to the year ended December 31, 2003, as well as the corresponding periods for 2002 through 1999. Allergan believes that its presentation of historical non-GAAP financial measures provides useful supplementary information to investors. The presentation of historical non-GAAP financial measures is not meant to be considered in isolation from or as a substitute for results prepared in accordance with accounting principles generally accepted in the United States.

In this Annual Report, Allergan reported the non-GAAP financial measure "adjusted earnings" and related "adjusted diluted earnings per share." Allergan uses adjusted earnings to enhance the investor's overall understanding of the financial performance and prospects for the future of Allergan's core business activities. Specifically, Allergan believes that a report of adjusted earnings provides consistency in its financial reporting and facilitates the comparison of results of core business operations between its current, past and future periods. Adjusted earnings is one of the primary indicators management uses for planning and forecasting in future periods. Allergan also uses adjusted earnings for evaluating management performance for compensation purposes.

In this Annual Report, Allergan also reported sales performance using the non-GAAP financial measure of constant currency sales. Constant currency sales represent current period reported sales adjusted for the translation effect of changes in average foreign exchange rates between the current period and the corresponding period in the prior year. Allergan calculates the currency effect by comparing adjusted current period reported amounts, calculated using the monthly average foreign exchange rates for the corresponding period in the prior year, to the actual current period reported amounts. Management refers to growth rates at constant currency so that sales results can be viewed without the impact of changing



Year Ended December 31, 2001			Year Ended December 31, 2000			Year Ended December 31, 1999		
GAAP	Non-GAAP Adjustments	Adjusted	GAAP	Non-GAAP Adjustments	Adjusted	GAAP	Non-GAAP Adjustments	Adjusted
$1,142.1	$ –	$1,142.1	$992.1	$ –	$ 992.1	$828.6	$ –	$828.6
–	–	–	–	–	–	–	–	–
1,142.1	–	1,142.1	992.1	–	992.1	828.6	–	828.6
198.1	–	198.1	197.7	–	197.7	170.4	–	170.4
–	–	–	–	–	–	–	–	–
944.0	–	944.0	794.4	–	794.4	658.2	–	658.2
4.2	–	4.2	3.5	–	3.5	2.9	–	2.9
481.1	(2.9)[n]	478.2	409.2	1.3[p]	410.5	332.2	8.2[u]	340.4
227.5	(40.0)[l]	187.5	165.7	(2.0)[q]	163.7	140.6	(5.5)[q]	135.1
(0.7)	–	(0.7)	(3.1)	–	(3.1)	(6.1)	–	(6.1)
–	–	–	–	–	–	–	–	–
(1.7)	1.7[m]	–	0.2	(0.2)[r]	–	(4.4)	4.4[s]	–
242.0	41.2	283.2	225.9	0.9	226.8	198.8	(7.1)	191.7
30.6	–	30.6	23.9	–	23.9	14.3	–	14.3
(18.1)	–	(18.1)	(16.2)	–	(16.2)	(8.6)	–	(8.6)
(4.5)	4.5[j]	–	0.8	–	0.8	14.0	(14.0)[p]	–
4.2	(4.2)[c]	–	–	–	–	–	–	–
–	–	–	–	–	–	(6.9)	6.9[t]	–
6.1	(6.5)[o]	(0.4)	1.2	–	1.2	(0.4)	–	(0.4)
18.3	(6.2)	12.1	9.7	–	9.7	12.4	(7.1)	5.3
260.3	35.0	295.3	235.6	0.9	236.5	211.2	(14.2)	197.0
88.5	(1.5)[e]	87.0	69.1	0.2[e]	69.3	67.4	(4.4)[e]	63.0
0.6	–	0.6	0.6	–	0.6	0.1	–	0.1
$ 171.2	$ 36.5	$ 207.7	$165.9	$ 0.7	$ 166.6	$143.7	$ (9.8)	$133.9
$1.30	$0.28	$1.58	$1.27	–	$1.27	$1.09	$(0.08)	$1.01
$1.29	$0.26	$1.55	$1.24	$0.01	$1.25	$1.06	$(0.07)	$0.99
$1,142.1	$ 28.8[v]	$1,170.9	$992.1	$24.1[v]	$1,016.2	$828.6	$ 40.0[v]	$868.6

foreign currency exchange rates, thereby facilitating period-to-period comparisons of Allergan's sales. Generally, when the dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower, respectively, than growth reported at actual exchange rates.

(a) In-process research and development charge related to the acquisition of Bardeen Sciences Company, LLC and Oculex Pharmaceuticals, Inc. (b) Restructuring charge (reversal) and asset write-offs, net related to the spin-off of Advanced Medical Optics. (c) Unrealized loss on the mark-to-market adjustment to derivative instruments. (d) Loss on early extinguishment of debt. (e) Tax effect for non-GAAP adjustments. (f) Duplicate operating expenses of $2.6 million and restructuring charge and asset write-offs of $1.1 million related to the spin-off of Advanced Medical Optics. (g) Duplicate operating expenses incurred related to the spin-off of Advanced Medical Optics. (h) Duplicate operating expenses of $0.7 million and partnering collaboration expense of $4.0 million. (i) Legal settlement regarding LUMIGAN. (j) Marked-to-market loss on investments and related third party collaborations. (k) Partnering deal settlement of $5.0 million, gain on sale of facility (spin-related) of $5.7 million and loss on early extinguishment of debt of $11.7 million. (l) In-process research and development charge related to the acquisition of Allergan Specialty Therapeutics, Inc. (m) Restructuring charge reversal related to the 1998 restructuring charge. (n) Duplicate operating expenses of $4.4 million related to the spin-off of Advanced Medical Optics, net of income of $1.5 million from a partnering agreement. (o) Gain on sale of facility (1998 restructuring-related) of $4.5 million and $2.0 million gain on the sale of divested pharmaceutical products in Brazil. (p) Gain on sale of investments. (q) Partnering agreement expenses. (r) Final restructuring charge adjustment related to the 1996 restructuring charge. (s) Restructuring charge reversal of $3.6 million and $0.8 million of asset gains, reducing write-offs recorded related to the 1998 restructuring charge (t) Contribution to The Allergan Foundation. (u) $9.3 million of income, net of expenses of $0.2 million, from partnering agreements and $1.1 of certain one-time costs. (v) The adjustment to measure sales using constant currency.

ALLERGAN – THE ONLY TRUE SPECIALTY PHARMACEUTICAL COMPANY IN THE WORLD.

Since the successful spin-off of our optical medical device businesses in mid-2002, Allergan has focused all of its management and financial resources on growth and innovation in its pharmaceutical businesses. From 1997 through 2003, Allergan's pharmaceutical businesses have more than doubled in size driven by the strength of our scientific innovations and sales and marketing capabilities.

Allergan is truly unique in the pharmaceutical industry. We combine revenue diversity through a broad proprietary product portfolio and global R&D development capability similar to the large, fully integrated pharmaceutical companies with the high growth and lean operating models of specialty pharmaceuticals and the strong pipeline characteristics of biotech. Furthermore, Allergan is small enough for flexible decision making and nimble execution whilst being large enough to command sufficient economies of scale to succeed in the specialty markets in which we compete. This uniquely attractive business model has enabled us to build a depth of managerial and scientific talent, and has provided financial resources to generate sufficient profit streams for reinvestment back into breakthrough R&D. Key aspects of our business model include:

INTEGRATED GLOBAL R&D: Allergan is one of the few mid-sized pharmaceutical companies with a strong, internal discovery capability spanning multiple, strategically targeted therapeutic areas and that possesses small molecule and biologics assets. Our internal discovery know-how is further supplemented by a global network of discovery partnerships. With the 2003 acquisition of Oculex Pharmaceuticals, Inc., Allergan has enhanced its expertise in drug delivery.

LEADING SALES AND MARKETING CAPABILITIES: As a true specialty company, we market to limited numbers of physicians, typically 10,000 or less, in the United States. This allows us to service our customers with manageable sales forces that are among the largest in their competitive segments.

HIGHLY LEVERAGED ASSETS: As a relatively small player in the overall pharmaceutical industry, we have streamlined our structures to achieve economies of scale by concentrating manufacturing into three world-class plants and clinical development into four global units.

EFFICIENT AND EFFECTIVE: Allergan has one of the best track records in the industry for success measured in terms of the number of compounds entering the clinic relative to the number of market approvals and is in the top quartile of benchmark performance for speed and costs of clinical development. Our large, well-trained sales forces are managed according to tight performance metrics and customer satisfaction, utilizing state-of-the-art information technology tools. In manufacturing, we utilize Six Sigma and Lean Manufacturing techniques. A mantra for maintaining flexibility is to maintain a lean overhead structure – in 2003 our general and administrative expenses were below 8 percent of sales – driven by our ability to leverage strong, common processes and our investment in a single worldwide SAP information technology platform.

STRONG GROWTH DRIVEN BY INNOVATION. In an industry challenged by declining pharmaceutical growth rates, Allergan again delivered superior results in 2003, posting 23 percent growth in our core pharmaceutical products. Driven by a multitude of new product introductions and new indications for BOTOX, sales in dollars increased in excess of 20 percent in every business: ophthalmology, neuromodulators and dermatology, with us gaining market share in each of these areas.



In ophthalmology, we launched multiple innovative products: RESTASIS, which is the world's first and only therapeutic dry eye product that relieves the symptoms of dry eye disease by restoring natural tear production; ZYMAR, the first fourth-generation fluoroquinolone anti-infective; and ACULAR LS, an optimized formulation of the world's largest topical non-steroidal anti-inflammatory. In the BOTOX area, we launched VISTABEL, the trade name for BOTOX Cosmetic in Europe. BOTOX also received approval for hyperhidrosis, a chronic condition of excessive sweating, in the European Union. Although famous both in the United States and across the world as *the* wrinkle treatment, 60 percent of BOTOX sales are related to applications for chronic therapeutic conditions. In using BOTOX, the physician seeks to temporarily relax a muscle or reduce the activity of an overactive gland. Today, BOTOX is approved by regulatory agencies in 73 countries around the world and for use in up to 20 different indications, depending on the country. This points to the enormous versatility of BOTOX. With a large number of clinical studies and scientific papers exploring new BOTOX treatments, other uses continue to be reported. These include new therapeutic areas such as migraine and pain related to neuromuscular disorders.

STRONG OPERATING PERFORMANCE AND KEY TRANSACTIONS. Earnings per share in 2003 increased by 23 percent on a recurring basis, adjusting principally for the write-off of in-process R&D relating to two transactions that occurred during the year: the exercise of our option to purchase Bardeen Sciences Company, LLC and the acquisition of Oculex Pharmaceuticals, Inc. These two transactions further increased the depth and breadth of Allergan's R&D pipeline. The Bardeen transaction enabled us to secure the sole rights to such important ophthalmology programs such as memantine, LUMIGAN in a fixed combination with timolol, androgen tears and the tazarotene oral program for acne. The Oculex acquisition accelerated our entry into the next key market in ophthalmology, therapeutics to treat diseases of the retina, by several years. Specifically, we obtained POSURDEX, a steroid implant for the treatment of macular edema, as well as the Oculex bioerodable delivery platform. This proprietary bioerodable device is capable of supplying minute amounts of drug to the back of the eye for a period of as long as six months and will serve as the delivery vehicle for Allergan's early stage proprietary anti-VEGF, tazarotene, Panzem and other compounds. Market leadership in the retinal disease market will be determined by relative efficacy of the competing drugs, as well as the ability to deliver the drugs safely and effectively to the back of the eye in a low number of treatment cycles per year. The acquisition of the Oculex technology places Allergan at the forefront of this opportunity.

We also again fulfilled our goal of providing earnings performance in the top quartile of the best specialty pharmaceutical and biotech companies. As evidence of our financial and operational strength, we generated $326 million of operating cash flow prior to dividend payments and share repurchases. This was after investing $110 million into new fixed assets, principally in a new BOTOX facility in Ireland, which addresses our foreseeable expanding demand for BOTOX for the coming decade, and a state-of-the-art, 170,000 square foot R&D facility at our Irvine campus that will address our laboratory space requirements for roughly the next five years. We managed our working capital even tighter than in prior years with inventory days on hand (DOH) declining by 14 days to 78 days and receivables holding constant, even as our sales expanded strongly. Days of Sales outstanding finished the year at a record low of 42 days. At year end we held a cash position of $508 million, granting us flexibility for future strategic transactions.

Reinvestment into the two key drivers of growth in the pharmaceutical industry, R&D and Sales and Marketing, remained at very high levels and at the top of the benchmarks for the best companies in our peer group of specialty pharmaceutical and large biotech companies. Our selling, general and administrative (SG&A) expenditures increased 17 percent over 2002, as adjusted for one-time items, given the investments in launches of multiple new products and were 41.5 percent of pharmaceutical-only sales. Expenditures on R&D, adjusted for the in-process R&D charges referenced above, increased 34 percent to $306 million, or 18.3 percent of pharmaceutical-only sales.

HIGH MARKET SHARES AND STRONG GROWTH IN EVERY BUSINESS. In 2003, with both the cosmetic and therapeutic franchises growing at approximately the same rate, BOTOX sales increased by 28 percent to $564 million. As a result, the therapeutic share of total sales remained at approximately 60 percent of the total, consistent with the 2002 mix. The unique versatility of BOTOX is the key strategic driver for the long-term growth sustainability of this product. The BOTOX therapeutic franchise is made up of a great diversity of indications ranging from mature ophthalmic movement disorders such as blepharospasm, to cervical dystonia, to emerging use in hyperhidrosis, migraine headaches, pain associated with movement disorders and overactive bladder. With 15 years of history in the United States, approval in 73 countries around the world and over 1 million patients treated with BOTOX in 2002 alone, BOTOX has a virtually unparalleled record in the pharmaceutical industry of use for many serious medical conditions. Allergan continues to invest heavily in BOTOX R&D – over $200 million in the past three years – to investigate and secure regulatory approval for new indications for BOTOX as well as to further improve the product.

In ophthalmology, Allergan was again the fastest growing global company in the world, increasing in-market sales by 19 percent in the first nine months of 2003, according to IMS global data. In fact, Allergan has been the fastest growing global company since 2002 and is poised to capture the No. 2 global position in 2004. Strong market share gains were recorded in all of the key segments of the ophthalmology market where we compete. In particular, glaucoma, which accounts for 43 percent of the world ophthalmology market, saw significant share gains thanks to major sales increases for LUMIGAN as well as continuing growth of our ALPHAGAN franchise, given the strong market acceptance of our enhanced ALPHAGAN P formula in the United States. Market share gains were also made with anti-infectives, based on the successful introduction of ZYMAR, and in the non-steroidal anti-inflammatory market, aided by the launch of ACULAR LS, as well as in the artificial tears market, where Allergan is the market leader with our broad range of REFRESH tears products.

In our third platform business, dermatology in North America, excellent progress was again made in 2003 with sales increasing by 21 percent. Sales of TAZORAC/AVAGE expanded by 29 percent to $80 million, securing Allergan's leadership position in the specialty market for topical treatments for acne and psoriasis, and we continue to be one of the fastest growing competitors in this area. This strength may be used as leverage in the Company's next major product introduction, tazarotene oral for psoriasis, which was filed with the FDA during the third quarter of 2003. We currently expect to launch this product at the end of 2004. Psoriasis is a market characterized by significant unmet medical needs, as evidenced by a flurry of activity to launch new biological agents by several biotechnology companies. Tazarotene oral will compete indirectly with these new agents and some older products on the basis of its convenient once-per-day oral dosing and relative efficacy combined with a good side effect profile. In addition, it should appeal to managed care companies with its lower pricing compared to the new biologicals.

OUTLOOK FOR THE FUTURE. Today Allergan is already acknowledged as a leader in ophthalmology, neuromodulators with BOTOX and dermatology. Our strategy for the future is to continue to bolster our strengths in these existing areas and, by following the technology being developed in our laboratories, to add positions in neurology, gastroenterology and potentially another therapeutic area. This will establish Allergan as a multi-platform specialty company.

We have one of the best drug pipelines in the industry relative to our size. With an exceptional portfolio of early and mid-stage pipeline compounds, coupled with no fewer than ten projects in Phase III, and the integration of the Oculex programs, there is a requirement for continuing high investment rates in R&D – some $330 million to $350 million in 2004. In addition, in 2004 we plan to file no fewer than five Investigational New Drug applications (INDs) with the FDA.

The richness, breadth and depth of our pipeline – unusual in our industry at this time – mean that we have the good fortune of deciding among many exciting strategic options. Faced with these many options, we have developed processes for disciplined resource allocation and rigorous portfolio planning so that we may concentrate our resources on the highest return projects for long-term shareholder value creation. In this context, we selected retinal diseases as the next large potential market in ophthalmology and acquired the Oculex technology. We have decided to avoid the costs of building a sales infrastructure overseas by out-licensing tazarotene oral outside North America for psoriasis and out-licensing LUMIGAN in Japan, thus leveraging partners' existing sales forces. Also in the discovery area we must focus our prolific efforts on the highest potential areas. As a consequence, we currently plan to spin out our early stage retinoid technology in 2004.

For all of our accomplishments in 2003, I wish to recognize the hard work, creativity and dedication of talented Allergan employees around the world. As the Company has grown and evolved, many new demands have been placed on our management and all of our associates. Fortunately, these demands also yielded many opportunities for professional and personal development. In developing a new strategic plan for the next phase in growth of Allergan, I wish also to acknowledge the support and counsel of our strong Board of Directors, whose rich experience covers many aspects of the health care field and global business. I want to thank our shareholders for your continuing loyalty and support. Above all, I wish to make a tribute to the patients whom we serve, whose stories make our work so vital and to whom we dedicate our discovery efforts to meet unmet needs.

David E. I. Pyott
Chairman of the Board, President and Chief Executive Officer



ALLERGAN IS PROUD OF ITS LEGACY OF APPLYING INNOVATIVE SCIENCE AND TECHNOLOGY TO UNMET MEDICAL NEEDS IN SPECIALTY MARKETS – OPHTHALMOLOGY, NEUROMODULATORS AND DERMATOLOGY. THIS LEGACY BEGAN, AND CONTINUES TODAY, WITH SCIENTISTS, RESEARCHERS AND DEVELOPMENT SPECIALISTS DEDICATED TO CREATING PRODUCTS AND TECHNOLOGIES TO ENHANCE PATIENTS' QUALITY OF LIFE. WE ARE LOOKING AHEAD TO IMPORTANT DEVELOPMENTS IN OUR SPECIALTY AREAS.

OPHTHALMOLOGY – RETINAL DISEASE. Age-related macular degeneration (ARMD) is the leading cause of blindness in people over the age of 50. Each year, approximately 10 percent of the estimated 13 million people worldwide with macular degeneration will suffer severe central vision loss due to the wet or advanced form of ARMD.

Allergan is advancing several novel approaches for the treatment of this devastating disease. One program focuses on identifying small molecule inhibitors of growth factor signaling called tyrosine kinase inhibitors. Another is a collaborative effort with EntreMed, Inc. to develop Panzem (2-methoxyestradiol), a small molecule angiogenic inhibitor used to block abnormal blood vessel formation in the back of the eye. Finally, we are investigating the use of oral tazarotene, the highly selective retinoid agonist that serves as the cornerstone of our skin care programs, as a treatment for ARMD.

A versatile drug delivery system that can get drug to targeted areas in the eye will be critical to the success of our retina program. In 2003, Allergan acquired Oculex Pharmaceuticals, Inc. and its bioerodable, extended-release drug delivery system. This technology is expected to be used to deliver a number of our retina compounds, including the tyrosine kinase inhibitors and Panzem.

Another ophthalmic condition we hope to address is macular edema, or swelling of the retina associated with several diseases, including diabetic retinopathy. A common cause of vision loss in patients with retinal disease, macular edema affects over 2.5 million patients worldwide. Through the Oculex acquisition, Allergan took over development of POSURDEX, a drug delivery system that releases dexamethasone into the vitreous, or the space behind the lens. We are initiating Phase III studies for POSURDEX in 2004.

DRY EYE. Dry eye disease involves abnormalities and deficiencies in the tear film, leading to insufficient eye lubrication. Until 2003, the only eye drop physicians could recommend was lubricating tears to soothe patients' eyes. Then Allergan launched RESTASIS (cyclosporine ophthalmic emulsion 0.05%), the first and only therapy for patients with keratoconjunctivitis sicca (KCS), whose tear production is suppressed, presumably due to ocular inflammation. New data presented at the 2003 American Academy of Ophthalmology meeting showed that RESTASIS was similarly effective in patients with Sjögren's-associated dry eye and non-Sjögren's dry eye.



During 2003, we continued our clinical evaluation of a topical formulation of androgen for ocular surface disease. Data from the Schepens Eye Institute, Harvard Medical School, have shown that androgen deficiency is associated with dry eye and ocular surface diseases. Allergan is currently in Phase II trials with a topical treatment that may provide an effective therapy for ocular surface disease. Rounding out our leadership position in dry eye treatments is our collaboration with Inspire Pharmaceuticals, Inc. for diquafosol, a novel tear-stimulating agent.

GLAUCOMA. Glaucoma, the world's second leading cause of blindness, is characterized by a slow, progressive loss of visual function related to damage of the optic nerve. Currently available glaucoma medications are approved to treat elevated intraocular pressure (IOP), which is the major risk factor for this disease. LUMIGAN (bimatoprost ophthalmic solution 0.03%) is the new standard in IOP treatment for patients with open-angle glaucoma or ocular hypertension.

While we continue to work on improved agents beyond LUMIGAN for lowering intraocular pressure, Allergan sees a significant need for medications that target the neurodegenerative disorder that causes glaucoma or drugs that directly protect the optic nerve. Allergan has found in investigational laboratory studies that ALPHAGAN and other alpha-2 receptor agonists up-regulate cell survival, resulting in potential neuroprotection of retinal ganglion cells, the cells that die selectively in patients with glaucoma.

Allergan also is exploring neuroprotection of the retinal ganglion cells with memantine. In laboratory studies, memantine, an antagonist of the N-methyl-D-aspartate (NMDA) type of glutamate receptor, has been shown to block glutamate's ability to activate the NMDA receptor and protect retinal ganglion cells from dying. We are conducting a pioneering memantine Phase III program designed to evaluate memantine's ability to prevent vision loss in glaucoma patients. The program, which has enrolled more than 2,000 patients, is measuring visual function as the end point and will take several more years to complete. If proven to work, memantine, in conjunction with topical agents, would be the first and only oral medication that directly protects the optic nerve in the treatment of glaucoma.

2003 OPHTHALMOLOGY APPROVALS. Allergan received FDA approval for three important ophthalmic medications in the past year. ZYMAR (gatifloxicin ophthalmic solution 0.3%), a fourth-generation fluoroquinolone anti-infective for bacterial conjunctivitis, was approved and launched in April 2003. ACULAR LS (ketorolac tromethamine ophthalmic solution 0.4%), a new formulation of Allergan's leading non-steroidal anti-inflammatory drug, was approved by the FDA in May. ELESTAT (epinastine ophthalmic solution 0.5%), an ocular antihistamine with mast cell stabilizing activity, was approved in Europe (as RELESTAT) in the first quarter and in the United States in October. In December 2003, Allergan announced that it will be co-promoting ELESTAT with Inspire Pharmaceuticals, Inc.

These three medications cover a number of ophthalmic uses for front-of-the-eye diseases and continue Allergan's strong product offering in this ophthalmology disease segment.

NEUROMODULATORS. Allergan's strategy for its neuromodulator research program focuses on expanding approved indications for the current product, BOTOX, and pursuing new neuromodulator-based therapeutics. Major new approvals for BOTOX in 2003 included the treatment of axillary hyperhidrosis (excessive underarm sweating) broadly in Europe and approval for the treatment of glabellar lines (brow furrow) in France and numerous other European countries, under the trade name VISTABEL. Additionally, a Phase II investigational program for headache is being conducted at multiple centers around the world.



Based on the knowledge we have gained from extensive research into the mechanism of action of botulinum toxins, we are identifying next-generation therapeutics to support our leadership in the area of neuromodulation.

DERMATOLOGY. Allergan's internationally renowned retinoid technology continued to drive our opportunities in the therapeutic skin care arena in 2003. Most notably, we completed Phase III trials of an oral formulation of tazarotene, a highly selective retinoid agonist, for the treatment of moderate to severe psoriasis. In November, Allergan filed a new drug application (NDA), which included a one-year, open-label safety trial and two placebo-controlled Phase III trials.

Given the commitments we have made to advance numerous other R&D pipeline projects, we will rely on external resources to help bring other oral tazarotene indications to market. With promising Phase II data in North America for the agent in the treatment of severe acne, we are seeking a global development partner for Phase III clinical trials. In addition, we intend to out-license the tazarotene molecule for the treatment of psoriasis outside North America.

In other dermatological categories, Allergan continues its research collaboration with Peplin Biotech Ltd. to develop and commercialize PEP005 for the topical treatment of non-melanoma skin cancer and actinic keratosis. In preclinical studies and a small open-label human proof-of-principle clinical study, this novel small molecule has shown early promise in the treatment of a wide range of human cancers, including non-melanoma skin cancer.

NEW TECHNOLOGIES. Allergan's research and development strategy has long been to leverage its technology platforms into new, underserved specialty therapeutic areas. Through internal organic growth coupled with targeted collaborations, Allergan has full access to such discovery tools as genomics, high-throughput screening and compound libraries. We have consciously augmented our fully integrated research and development capabilities to further our development programs in alpha adrenergics, neuromodulators, lipids and tyrosine kinase inhibitors.

In one such program, Allergan and Acadia Pharmaceuticals scientists are expanding their collaboration on novel receptor-selective alpha agonists to include chemical-genomics. We believe alpha agonists have significant therapeutic potential beyond treating glaucoma and are currently exploring their activity in neuropathic pain models. Preclinical work has suggested that alpha agonists can improve pain relief without the central nervous system side effects of current treatments. Phase I clinical trials to evaluate several distinct pharmacological profiles will begin in 2004. In another collaboration, with the Centre for Applied Microbiology & Research (CAMR), Allergan is focused on engineering neuromodulators to treat severe pain. Lastly, advances in our small-molecule discovery platform indicate that tyrosine kinase inhibitors may hold promise in treating retinal disease and cancer.

Allergan remains focused on the ophthalmology, neuromodulator and dermatology specialty markets and is looking to develop gastroenterology as a new specialty therapeutic area. Research and discovery projects that reveal promising avenues beyond our specialty areas into general practice could also provide us with attractive out-licensing and partnering opportunities. As an example, we are currently in preclinical research evaluations of pro-drugs for proton pump inhibitors (PPIs). Pro-drugs have the potential to prolong the half-life of the PPI to provide patients with extended relief from the symptoms of gastro- and non-esophageal reflux disease. We currently plan to submit an IND in the second quarter of 2004 for this program.



Product	Disease Target	Technology Alliances	Stage of Development Early	Late	Filed	Approved
OPHTHALMOLOGY						
ACULAR LS	Allergy	Roche	•	•	•	•
COMBIGAN (U.S./Europe)	Glaucoma		•	• (E.U.)	• (U.S.)	
LUMIGAN (Japan)	Glaucoma		•	•		
LUMIGAN/Timolol Combination (U.S./Europe)	Glaucoma		•	• (E.U.)	• (U.S.)	
Memantine Oral (U.S./Europe)	Glaucoma/Neuroprotection	Merz + Co. GmbH & Co./ Children's Hospital, Harvard	•	•		
Androgen Tear (U.S./Europe)	Dry Eye	Schepens Eye Institute/Harvard	•			
Diquafosol (U.S./Europe)	*Dry Eye*	*Inspire Pharmaceuticals, Inc.*	•	• (E.U.)	• (U.S.)	
RESTASIS (U.S./Europe)	Dry Eye	Novartis/University of Georgia Research Foundation, Inc.	•	• (E.U.)	•	• (U.S.)
Vitrase	Severe Vitreous Hemorrhage	ISTA Pharmaceuticals	•	•	•	
RELESTAT (Europe)	Allergy	Boehringer Ingelheim	•	•	•	•
ELESTAT (U.S.)	Allergy	Boehringer Ingelheim	•	•	•	•
ZYMAR (U.S./Europe)	Anti-infectives: Bacterial Conjunctivitis	Kyorin Pharmaceutical Co., Ltd.	•	• (E.U.)	•	• (U.S.)
POSURDEX	Drug Delivery		•			
REFRESH ENDURA (Europe)	Dry Eye		•	•		
REFRESH TEARS (Japan)	Dry Eye		•	•	•	
NEUROMODULATORS						
BOTOX	Glabellar Lines (Japan)		•	•		
BOTOX	Hyperhidrosis (U.S.)		•	•	•	
BOTOX	Hyperhidrosis (Europe)		•	•	•	•
BOTOX	Headache		•			
BOTOX	Adult Spasticity (U.S.)		•	•		
BOTOX	Adult Spasticity (Japan)		•			
VISTABEL	Glabellar Lines (Europe)		•	•	•	•

Product	Disease Target	Technology Alliances	Stage of Development			
			Early	Late	Filed	Approved
DERMATOLOGY						
Tazarotene Oral (U.S.)	Moderate to Severe Psoriasis		•	•	•	
AVAGE (U.S./Europe)	Photodamage		•	• (E.U.)	•	• (U.S.)
Peplin (PEP005)	Actinic Keratosis	Peplin Biotech Ltd.	•			
Peplin (PEP005)	Basal and Squamous Cell Carcinoma	Peplin Biotech Ltd.	•			
NEW TECHNOLOGY						
AGN 201904 (Proton Pump Inhibitor)	Gastric Ulcers	Winston Pharmaceuticals	•			
AGN 199981 & 201781 (Alpha Agonist)	Neural/Visceral Pain		•			
AGN 203818 (Alpha Agonist)	Neural/Visceral Pain		•			

Product	Disease Target	Company Alliances
COLLABORATIONS		
Alpha Agonists	Glaucoma/Neuropathic Pain	Acadia Pharmaceuticals, Inc.
Muscarinics	Glaucoma	Acadia Pharmaceuticals, Inc.
AZELEX	Acne	Berlex, Inc.
Compound Screening Library	General R&D	Discovery Partners
Neuromodulators	Pain	Centre for Applied Microbiology & Research (CAMR)
Panzem	Age Related Macular Degeneration (ARMD)	EntreMed, Inc.
Drug Target Identification	Pain, Ophthalmology and Neurology	ExonHit Therapeutics
ELESTAT	Allergy	Inspire Pharmaceuticals, Inc.
ALOCRIL	Allergy	Procter & Gamble Pharmaceuticals, Inc. – General Practitioners (Canada)
TAZORAC Gel and Cream	Psoriasis and Acne	Procter & Gamble Pharmaceuticals, Inc. – General Practitioners (U.S./Canada)
ZORAC Gel	Psoriasis and Acne	Pierre Fabre Dermatologie (Europe)
OCUFLOX	Anti-Infective	Daiichi/Santen

Health care product development is an uncertain process. Products reach market only after meeting specific criteria for efficacy and safety. There can be no assurance that any product undergoing clinical trials or pending regulatory approvals will be marketed.

This pharmaceutical pipeline includes products developed by Allergan and products for which Allergan has marketing rights.



DRY EYE DISEASE SENDS MORE PATIENTS TO THEIR EYE CARE PROFESSIONALS THAN ANY OTHER CONDITION. PAINFUL AND IRRITATING, DRY EYE OCCURS WHEN A PATIENT'S EYES DO NOT PRODUCE ENOUGH TEARS. MODERATE TO SEVERE CASES CAN LEAD TO INFLAMMATION, CAUSE PERMANENT DAMAGE TO TEAR GLANDS AND MAKE EYES MORE PRONE TO INFECTION.



VISION



OPHTHALMOLOGY – FROM THE OCULAR SURFACE TO THE OPTIC NERVE.

A GRANDFATHER, UNKNOWINGLY UNDER SIEGE BY A SILENT THIEF OF SIGHT. A MOTHER, SUFFERING FROM PAINFULLY DRY EYES THAT MAKE IT IMPOSSIBLE TO WATCH AN OUTDOOR SOCCER GAME. A CHILD, MISERABLE WITH AN EYE INFECTION. SINCE OUR INCEPTION OVER 50 YEARS AGO, ALLERGAN HAS RELENTLESSLY PURSUED AND DEVELOPED NEW THERAPEUTIC AGENTS TO TREAT EYE DISEASES THAT AFFECT MILLIONS OF PEOPLE AROUND THE WORLD.

ACROSS THE PHARMACEUTICAL EYE CARE SPECTRUM, WE HAVE MULTIPLE GROWTH PLATFORMS THAT PRESENT HOPE FOR PEOPLE SUFFERING FROM OCULAR DISEASES. OUR FULL LINE OF EYE CARE PHARMACEUTICAL PRODUCTS ADDRESSES A WIDE RANGE OF OCULAR CONDITIONS, INCLUDING DRY EYE, INFECTION, INFLAMMATION, ALLERGIES AND GLAUCOMA. AND WE ARE CONTINUALLY LOOKING INTO THE FUTURE FOR WAYS TO APPLY OUR RESEARCH AND DEVELOPMENT EXPERTISE TO IMPROVE TREATMENTS FOR OTHER OCULAR CONDITIONS.

DRY EYE DISEASE – A THERAPEUTIC BREAKTHROUGH. In the healthy eye, natural tears are secreted by the eye's lacrimal and accessory glands and perform such vital functions as providing lubrication, defending against bacteria and flushing away foreign particles. In chronic dry eye disease, one of the most prevalent problems eye care professionals address in their practices, abnormalities and deficiencies in the tear film result in pain and irritation. Initiated by a variety of causes, moderate to severe dry eye is often associated with inflammation and can result in permanent damage to the tear producing lacrimal glands. The incidence increases with age; after menopause in women; and in patients with systemic diseases such as rheumatoid arthritis, diabetes and lupus.

Previously, doctors could only help patients temporarily alleviate symptoms with artificial tears. With Allergan's introduction of RESTASIS (cyclosporine ophthalmic emulsion 0.05%), people afflicted with painfully dry eyes have access to a medication that increases normal tear production by treating the underlying cause of the disease.

Allergan intends to build on its RESTASIS success by introducing other innovative therapeutic dry eye solutions. For example, we are working with Inspire Pharmaceuticals, Inc. on diquafosol, a novel agent for potential use by dry eye sufferers.

ARTIFICIAL TEARS – MOISTURIZING RELIEF. Allergan is the clear artificial tears market leader. It is estimated that over 60 million people globally use artificial lubricating tears. We are proud to offer our leading brand of artificial tears, REFRESH, and a broad range of other tears products such as LIQUIFILM, CELLUVISC, CELLUFRESH and LACRI-LUBE around the world.

REFRESH ENDURA is a breakthrough emulsion formulation that acts on all three tear layers (lipid layer, aqueous layer and mucin layer) to provide relief of dry eye symptoms. As an emulsion drop, REFRESH ENDURA is used in clinical practice as part of the treatment strategy for managing dry eye. In addition, the extensive REFRESH product line includes REFRESH PLUS, the leading unit dose tear; REFRESH TEARS, the number one multi-dose product; REFRESH PM for overnight relief of dry eye; and REFRESH LIQUIGEL, which combines the strength of a gel with the convenience of a liquid eye drop. Additionally, Allergan markets CELLUVISC, the product most often recommended for severe dry eye; RELIEF, for fast relief of redness plus dry eye protection; and other tear products.

OCULAR INFECTION, INFLAMMATION AND ALLERGY – BRIDGING THE GAP. Allergan continues its efforts to be innovative in the eye care market and strives to offer a full range of products for ocular health. A clear leader among ophthalmologists with the fluoroquinolone OCUFLOX (ofloxacin ophthalmic solution 0.3%), Allergan also provides physicians with ZYMAR, a powerful new product to treat ocular infection due to susceptible bacteria. Approved by the FDA in 2003, ZYMAR is a fourth-generation fluoroquinolone with complete solubility, good tissue penetration and efficacy at low doses against a broad spectrum of organisms. The mechanism of action for ZYMAR also has been shown to slow the development of bacterial resistance.

BRENDA AND DRY EYE DISEASE

Brenda, a 59-year-old real estate agent in Virginia, knows about the pain and frustration of dry eye disease. "My eyes were extremely red," she says, "and I could not stand to be in the wind. Even being under a ceiling fan or in my car with the air conditioner running was impossible."

She is not alone. An estimated 1 million people in the United States suffer from moderate to severe dry eye disease. The incidence is expected to grow as the population ages.

Brenda called to thank her doctor's sales representative after one month on RESTASIS (cyclosporine ophthalmic emulsion 0.05%), the only therapeutic option available for people with chronic dry eye disease. "The difference is amazing," she said. She can see and feel the improvements, and she's using significantly less artificial tear product.

Allergan is proud to be the pioneer in the dry eye market with RESTASIS, the first and only product proven to help restore the body's ability to produce natural tears. Approved by the FDA in late 2002, the product will be the subject of a new direct-to-consumer advertising campaign in 2004.



In addition to ZYMAR, Allergan's ACULAR and ALOCRIL continue to perform well in the market. In 2002, ACULAR (ketorolac tromethamine ophthalmic solution 0.5%), prescribed for use before and after cataract and refractive surgeries, was the No. 1 prescribed ocular non-steroidal anti-inflammatory (NSAID) in the United States and the No. 1 ocular NSAID globally. We are now pleased to offer ACULAR LS (ketorolac tromethamine ophthalmic solution 0.4%). This new, optimized formulation has been approved for the reduction of ocular pain and burning/stinging following corneal refractive surgery. It joins a family of products used for a range of other conditions, including post-surgical inflammation, pain, photophobia and ocular itch associated with seasonal allergies.

ELESTAT (epinastine HCL ophthalmic solution 0.05%), an ocular anti-histamine with mast cell stabilizing activity, was approved by the FDA in October 2003 for the prevention of itching associated with allergic conjunctivitis. Previously approved in Europe as RELESTAT, this product complements ALOCRIL (nedocromil sodium 2%), a mast cell stabilizer that is currently marketed in the Americas, and fills a gap in Allergan's portfolio of products in Europe and Asia. In addition, we have entered into a co-promotion agreement in the United States with Inspire Pharmaceuticals, Inc. to broaden the promotion of this drug as our four ophthalmology/optometry sales forces are at full capacity following many recent product approvals.

GLAUCOMA – "LOW ENOUGH" MAY NOT BE GOOD ENOUGH. Sometimes referred to as the silent thief of sight, glaucoma is the world's second leading cause of blindness and currently affects more than 60 million people worldwide. Although there is no cure for this progressive disease, early diagnosis and treatment can delay or prevent optic nerve damage and visual field loss. For that reason, eye care professionals see a growing urgency to identify those at risk and treat them more promptly and aggressively.

The major risk factor for glaucoma is elevated intraocular pressure (IOP). In the past, some physicians believed that medications on the market brought IOP "low enough." In 2002, however, the Early Manifest Glaucoma Trial (EMGT) showed that each millimeter of mercury of decreased IOP related to an approximate 10 percent lowering of risk of visual field loss.

LUMIGAN (bimatoprost ophthalmic solution 0.03%) is one of the most effective agents for achieving lower IOP currently on the market. Driven by successful launches in North America, Latin America, Europe and the Asian Pacific, LUMIGAN has the potential to be the "best in class" drug to lower IOP as ophthalmologists in clinical practice are increasingly using LUMIGAN. In fact, early in 2004 the European Commission approved LUMIGAN as first-line therapy for the reduction of elevated IOP in chronic open-angle glaucoma and ocular hypertension.

In addition to its use as an adjunctive IOP-lowering agent, the ALPHAGAN franchise (ALPHAGAN brimonidine tartrate ophthalmic solution 0.2% and ALPHAGAN P brimonidine tartrate ophthalmic solution 0.15% preserved with PURITE) is being studied for possible neuroprotective qualities.

SUCCESS IN THE DETAILS – SALES AND MARKETING. Allergan's innovative eye care products are available in more than 100 countries, making us one of the world's leading manufacturers of ophthalmic pharmaceuticals.

Our products are detailed to physicians by the largest pharmaceutical sales force in the world (excluding Japan) dedicated to only ophthalmology. As part of our ongoing effort to provide excellent service to physicians, Allergan invests considerably in the recruiting and hiring of its sales organization and in sales force training and development. In an independent survey conducted by Verispan, ophthalmologists ranked the Allergan sales force No. 1 in the United States in terms of overall performance – for the sixth year in a row.

OUTLOOK: FROM THE CORNEA TO THE OPTIC NERVE

Allergan's historical growth has been driven by a combination of strong sales and marketing capabilities and pioneering products, with particular success achieved in the fields of glaucoma and dry eye. Moving forward, we are focused on innovative approaches to treat retinal diseases, the largest unmet eye care need in developed countries.

As part of that quest, we acquired Oculex Pharmaceuticals, Inc., a privately held company developing therapeutic products for the treatment of retinal diseases. We believe that Oculex's proprietary, bioerodable sustained-release implant will be a world-class method to deliver innovative, sight-saving pharmaceuticals to the back of the eye.

Back-of-the-eye disorders include age-related macular degeneration, diabetic retinopathy and macular edema. With the Oculex acquisition came POSURDEX, a drug delivery system that releases a well understood steroid called dexamethasone in the eye's vitreous – the space behind the lens of the eye.

A 306-patient Phase II study has shown that POSURDEX was significantly better than observation in treating macular edema, a swelling of the retina. Macular edema is associated with a number of retinal diseases, including diabetic retinopathy, and is a common cause of vision loss in patients with retinal disease. In fact, it affects up to 750,000 patients in the United States alone.

We will initiate Phase III trials for POSURDEX in 2004. Our strategic goal is to leverage the Oculex platform to deliver Allergan's proprietary, innovative compounds to treat retinal disease.


SUSTAINED RELEASE IMPLANT

Besides being extremely small, the implant used in the POSURDEX delivery system bioerodes for sustained drug release.



PATIENTS WITH CERVICAL DYSTONIA SUFFER INVOLUNTARY CONTRACTIONS OF THEIR NECK MUSCLES BROUGHT ON BY ABNORMAL FUNCTIONING OF THE PART OF THE BRAIN THAT CONTROLS MOVEMENT. BEYOND TRIGGERING DISTURBING MOTIONS AND CONTORTING THE NECK, THESE SUSTAINED OR PERIODIC SPASMS CAN PINCH NERVES AND STRAIN MUSCLES, CAUSING CONSIDERABLE NECK PAIN.




FREEDOM



LEADERSHIP IN THE NEUROMODULATOR MARKET. Approved by the FDA in 1989, BOTOX (botulinum toxin type A) was first used as a therapeutic agent in ophthalmology to treat strabismus and blepharospasm. Both of these rare eye disorders can render patients visually impaired. Since then, BOTOX has evolved to become the standard of care in many parts of the world for other neuromuscular disorders, such as cervical dystonia.

In some countries BOTOX is rapidly becoming a prime therapy for focal spasticity or indications in which patients suffer localized, constricted muscles. In many countries around the world, children with juvenile cerebral palsy are administered BOTOX therapy to relax afflicted muscles and increase flexibility and mobility. This enhanced movement enables youngsters to stretch rigid muscles, learn to walk and maximize the benefits of their physical therapy. Outside the United States, BOTOX therapy in adults has effectively decreased post-stroke spasticity and improved functional ability in patients' daily lives.

The expanding clinical and investigational uses of the BOTOX product are credited to the same properties that made it beneficial for the very first patients: localized treatment to temporarily relax muscles or calm down an overactive gland for therapeutic benefit. No other neuromodulator on the market can match its clinical profile, long-term use and published efficacy data.



In 2003, BOTOX accounted for approximately 90 percent of the worldwide neuromodulator market. Marketed as BOTOX, BOTOX Cosmetic or VISTABEL – depending on the indication and country of approval – the product currently is used in 73 countries and is widely accepted as the standard for indications ranging from therapeutic neuromuscular disorders to facial aesthetic treatments.

EMERGING USES. The approval and launch of BOTOX Cosmetic in April 2002 made BOTOX the second most recognizable pharmaceutical brand in the United States. The strong sales of BOTOX Cosmetic have enabled us to continue our research and development program for other therapeutic uses for BOTOX and for new directions in neuromodulators as guided by scientific advances and patient needs.

To date, BOTOX has been evaluated as a treatment for more than 100 conditions and currently is in various stages of clinical research and development worldwide. Among other indications, Allergan is currently conducting clinical trials using BOTOX as a possible preventive therapy for the treatment of headache and intends to initiate trials for overactive bladder.

We believe the prospects for strong BOTOX growth remain exceptional as we seek approvals globally for new indications such as adult spasticity and hyperhidrosis.

BOTOX: RESTORING FUNCTION. RESTORING CONFIDENCE. RESTORING THE REAL YOU. From its first U.S. approval 15 years ago, BOTOX has rapidly moved from an eye disorder treatment to a world-recognized consumer brand. Today, many doctors and patients swear by BOTOX, both for its therapeutic indications, which can be debilitating to people of all ages, and for treating frown lines between the brows.

ELLEN KRUPA AND CERVICAL DYSTONIA

"I called it 'The Monster,'" says Ellen Krupa, 70, of her cervical dystonia (CD). "It was always there." For the retiree, the constant neck tremors with occasional strong jerks to the left were excruciatingly embarrassing.

She tolerated the condition for nine years before seeing a television program about Allergan's BOTOX (botulinum toxin type A) for CD. She immediately made an appointment at Mount Sinai Medical Center in New York and had her first treatment four years ago. "BOTOX really saved my life," she says. The best part? "I can sit still. I can go out without worrying what people behind me are thinking."

Clinicians have used BOTOX as the treatment of choice for indications such as CD for more than a decade. Precisely injected into the necks and shoulders of CD patients, BOTOX relaxes the affected muscles. The relaxed muscles allow patients' heads to return to a more normal position and the related craniocervical pain is lessened or eliminated. Allergan continues to seek new ways to use BOTOX to help patients with debilitating conditions.



BOTOX binds to specific receptors at the nerve endings, blocking the release of the neurotransmitter acetylcholine. Without acetylcholine, nerve signals telling the muscle to contract or spasm are blocked. The effects of a single injection typically last up to three to four months.

We believe BOTOX has the potential for many more therapeutic uses that will enhance patients' quality of life as scientists and physicians recognize and harness its broad applicability. Allergan is committed to identifying those unmet clinical needs and developing BOTOX to its full potential in serving our patient populations.

[illegible] FROM PHYSICAL CONDITIONS TO SOCIAL OBSTACLES

In 2003, Allergan gained European Commission approval for the use of BOTOX in treating axillary hyperhidrosis, or excessive underarm sweating.

Hyperhidrosis can create significant obstacles in a person's daily living and social encounters. As William "Butch" Weinrich tells it, hyperhidrosis affects the most basic decisions, including what clothes to wear. "You don't wear dark clothing, which shows underarm stains," says the 47-year-old father of two. "White shirts are out. And you can't wear T-shirts more than a few times."

In treating hyperhidrosis, BOTOX is believed to temporarily block the nerves that stimulate sweat glands. Recent studies have shown that BOTOX relieved hyperhidrosis for an average of seven months. For 28 percent of the participants, the relief (or lack of sweating) lasted for over one year.

We have filed a new drug application for this chronic and debilitating disease in the United States and anticipate receiving approval in 2004.



With the BOTOX molecule, Allergan accounts for approximately 90 percent of the emerging, worldwide neuromodulator market.

BOTOX: PAST AND PRESENT

1822	Justinus Kerner published his findings on botulinum toxin and introduced the concept of using it for therapeutic purposes.
1970s	Dr. Alan B. Scott, an ophthalmologist at Smith-Kettlewell Eye Research Institute in San Francisco, began seeking a non-surgical method for treating strabismus, or crossed eyes. He found that tiny amounts of botulinum toxin injected into the eye muscles allowed for nearly normal movement. Based on those pioneering findings, he filed an investigational new drug (IND) application to use the compound to treat both strabismus and blepharospasm (uncontrollable blinking).
1980s	Dr. Scott enlisted Allergan founder Gavin Herbert, Jr. to see the compound through FDA approval and to market the product for Oculinum, Inc., Dr. Scott's company.
1987	A patient in Canada being treated for blepharospasm noticed that the product eased her brow furrow – the first noted cosmetic benefit of the drug.

15 YEARS OF BOTOX

1989	The FDA approved Oculinum's compound for therapeutic use in treating blepharospasm and strabismus.
1990	The American Academy of Neurology and the National Institutes of Health (NIH) endorsed botulinum toxin therapy for cervical dystonia.
1991	Allergan purchased the product and renamed it BOTOX.
1992	By the end of 1992, BOTOX was approved and marketed in 11 countries for various indications and had become one of the highest selling products in Allergan's history.
2000	Allergan received FDA approval for the treatment of cervical dystonia, which affects approximately 150,000 people in the United States.
2001	The Company attained regulatory approval for BOTOX for glabellar lines (frown lines between the brow) and hyperhidrosis (excessive sweating) in Canada and New Zealand, and for hyperhidrosis in the United Kingdom. The product was also approved in Japan for the treatment of cervical dystonia.
2002	BOTOX received marketing approval for glabellar lines in the United States, Australia, Switzerland, Taiwan and Singapore.
2003	The product was approved in Europe and Scandinavia for hyperhidrosis. VISTABEL (the trade name for BOTOX Cosmetic in the European Union) was approved to treat glabellar lines in France. France was the first E.U. country to receive approval for the cosmetic use of the drug.
2004	The Company anticipates receiving marketing approval for hyperhidrosis in the United States following our 2003 filing.





SEVERE PSORIASIS CAN BE AN EMOTIONALLY DEBILITATING CONDITION BECAUSE IT DISTANCES PATIENTS FROM OTHER PEOPLE. PSORIASIS PRODUCES UNSIGHTLY RAISED PATCHES OF SKIN COVERED WITH A SILVERY WHITE SCALE, SO THOSE WHO HAVE SEVERE CASES WILL NOT EXPOSE THEIR SKIN. THEY HESITATE TO MEET NEW PEOPLE — OR HUG THE ONES THEY KNOW.



CONFIDENCE



PSORIASIS AND ACNE – A DAWNING OF A NEW DAY. People often consider skin disorders such as psoriasis or acne to be merely cosmetic concerns. Depending on their severity, however, these conditions can significantly affect an individual's self-esteem, willingness to participate in activities and quality of life.

With patients suffering from moderate to severe psoriasis and acne in mind, Allergan has made our tazarotene molecule the cornerstone of our skin care business. Tazarotene remains the fastest growing retinoid on the market.

The objective of Allergan's targeted skin care research and development program has been to expand the use of our tazarotene molecule by making it orally available. In 2003, we completed two Phase III trials with oral tazarotene in patients with moderate to severe psoriasis. The tests involved 690 patients taking 4.5 milligrams of tazarotene daily for 12 weeks, followed by 12 weeks of follow-up. More than half of the patients taking oral tazarotene saw their psoriasis symptoms improve by 50 percent, and 30 percent improved at least 75 percent. Significant improvements were maintained during the follow-up period. Fewer than 5 percent of the treated patients discontinued therapy due to side effects, which included inflammation and cracking of the lips, dry skin, headache and aches and pains.



The studies demonstrated a statistically significant difference in the results of treated patients compared to those on placebo. Clinical improvement with oral tazarotene was seen as early as four weeks, with significant improvement seen within eight weeks of treatment. Based on those results, we submitted a new drug application to the FDA for oral tazarotene for psoriasis in November 2003.

We also have seen promising Phase II data for oral tazarotene for the treatment of acne and will seek a global development partner for the Phase III clinical trials. In addition, we currently intend to out-license the tazarotene molecule for the treatment of psoriasis outside North America.

In the meantime, a topical retinoid of choice for physicians managing psoriasis and acne is TAZORAC (tazarotene cream 0.05% and 0.1% and tazarotene gel 0.05% and 0.1%), which was specifically designed to deliver effective relief. Head-to-head clinical studies comparing TAZORAC to various competitive products have demonstrated its potency. These results demonstrate why patients trust TAZORAC to unlock the challenges of their skin condition and restore their confidence to participate in life's daily activities.

[illegible] AND PSORIASIS

A rodeo cowboy who has had severe psoriasis for the last 30 of his 63 years, Wayne Orme says, "You cannot live a normal life [with the condition]. People stare at you. When you have guests, you're constantly hiding. And if you're single like I am, well, dating is not worth the embarrassment."

According to the National Psoriasis Foundation, 4.5 million Americans have the genetic autoimmune disease. Typically appearing between the ages of 15 and 35, psoriasis is characterized by plaques that occur when the patient's body speeds up the skin-producing cells. Patients in Allergan's clinical trials were required to have plaques covering more than 20 percent of their bodies. To put that in perspective, 1 percent of a person's body is roughly equal to the size of his or her palm.

Allergan's TAZORAC (tazarotene cream 0.05% and 0.1% and tazarotene gel 0.05% and 0.1%), a receptor-selective retinoid cream, has been used to treat psoriasis and acne since 1997. In 2003, the Company completed its Phase III clinical trials of an oral tazarotene compound for psoriasis and filed a new drug application with the FDA.



FACIAL FINE WRINKLING AND HYPERPIGMENTATION – UNMASKING INNER BEAUTY. Tazarotene also has proven effective in treating skin damage resulting from chronic exposure to the sun. Unlike treatments that merely exfoliate and moisturize the skin, AVAGE (tazarotene cream 0.1%) is proven to significantly reduce some of the specific signs of photodamage, or overexposure to the sun. Although AVAGE does not reverse this process, it provides significant improvement in the appearance of the skin.

AVAGE effectively reduces facial fine wrinkling and mottled hyperpigmentation when combined with comprehensive skin care and sunlight avoidance programs.

We have always believed that the tazarotene molecule is the most potent retinoid on the market, and the clinical studies continue to underscore that belief. One of the most recent studies comparing AVAGE to Renova illustrated that 80 percent of AVAGE patients showed improvement of at least one grade versus 61 percent for Renova in signs of photodamage.

GENERAL SKIN CARE – A HEALTHY GLOW. Combined with Allergan's other aesthetic skin care products, our comprehensive MD FORTE product line offers patients a customized skin care regimen that promises enhanced results. MD FORTE is a physician-dispensed line of aesthetic skin care products that provide benefits for all skin types as well as special skin conditions such as problem-prone acne skin, pre-procedure and post-procedure skin, photo-damaged skin and hyperpigmentation. The cleansers work to gently and effectively wash away oil, makeup and surface debris without drying skin. The renewal products diminish the appearance of fine lines and wrinkles while improving skin tone to produce younger, healthier-looking skin. The hydration products quench the skin's thirst for moisture to produce softer, more supple skin, while our protection products provide UVA/UVB protection for complete coverage against future skin damage.

Other key products in Allergan's skin care line include AZELEX (azelaic acid cream 20%), indicated for mild-to-moderate acne and FLUOROPLEX (fluorouracil 1% topical cream), approved for the treatment of actinic (solar) keratoses (small red or skin-color growths that appear as a result of overexposure to the sun). In addition, in 2003 Allergan entered into a collaboration with Berlex, Inc. to jointly promote Berlex's topical rosacea treatment, FINACEA (azelaic acid gel 15%). FINACEA is the first new therapeutic class option to be approved for the treatment of rosacea in more than a decade and has rapidly gained a leading position in the market.

The future of Allergan's skin care business will be driven both by the continuing acceptance of TAZORAC and tazarotene oral in the marketplace as well as new products flowing from our R&D pipeline. In the past few years, we have turned our sights on skin cancer as an indication that affects a growing number of people around the world yet is not adequately treated with currently available therapeutics.

Allergan has entered into a collaboration with Australia-based Peplin Biotech Ltd. for the development and commercialization of a topical treatment for non-melanoma skin cancer and actinic keratoses. The project is advancing Peplin's lead candidate, PEP005, a plant-derived compound. In both pre-clinical studies and a small open-label human proof-of-principle clinical study, Peplin's technology has shown early promise in the treatment of a wide range of human cancers, with an initial emphasis on non-melanoma skin cancers.

An estimated 1.8 million new cases of non-melanoma skin cancer, which includes basal cell carcinoma and squamous cell carcinoma, are diagnosed each year in the United States alone. And the incidence of non-melanoma skin cancer is estimated to be increasing annually at approximately 6 to 7 percent.

The Peplin technology is an excellent addition to Allergan's strong new product pipeline, and it has potential in the large, growing and under-served market for treating non-melanoma skin cancer. Our strong R&D programs in dermatology underscore Allergan's commitment to being a leader in specialty markets.



Peplin Biotech Ltd. and Allergan are developing a topical treatment for non-melanoma skin cancer using PEP005, a compound derived from the *Euphorbia peplus* plant.



THE PRECEDING PAGES HAVE DISCUSSED ALLERGAN'S CURRENT RESEARCH AND DEVELOPMENT PROJECTS AND THE PATIENTS OUR THERAPEUTICS HELP. AS OUR CURRENT PRODUCT LINES DEMONSTRATE, WE HAVE A LONG HISTORY OF IDENTIFYING UNMET MEDICAL NEEDS AND DEDICATING OUR DISCOVERY EFFORTS TOWARD IMPROVING PATIENTS' LIVES.

OPHTHALMOLOGY



ACULAR (ketorolac tromethamine ophthalmic solution 0.5%)

The No. 1 non-steroidal anti-inflammatory (NSAID) worldwide and used for a range of conditions including ocular allergy, photophobia, post-surgical ocular pain and inflammation.



ACULAR LS (ketorolac tromethamine ophthalmic solution 0.4%)

Specially formulated to reduce burning and stinging following corneal refractive surgery, ACULAR LS delivers the proven NSAID performance and provides post surgical patients with a comfortable recovery.



ALOCRIL (nedocromil sodium 2%)

A fast acting mast cell stabilizer approved to treat the itch associated with ocular allergy.



ALPHAGAN (brimonidine tartrate ophthalmic solution 0.2%)

The first alpha-2 agonist approved for the long-term treatment of elevated intraocular pressure (IOP) in patients with glaucoma and ocular hypertension. ALPHAGAN is the second largest product in the glaucoma market worldwide.



ALPHAGAN P (brimonidine tartrate ophthalmic solution 0.15%)

Preserved with PURITE: A formulation containing brimonidine tartrate, a relatively selective alpha-2 agonist, which is the same active ingredient in ALPHAGAN. ALPHAGAN P is indicated for the lowering of IOP and is comparable in efficacy to ALPHAGAN with lower rates of ocular allergy.



ELESTAT/RELESTAT (epinastine ophthalmic solution 0.05%)

A topical antihistamine with mast cell stabilizing activity for the prevention of itching associated with allergic conjunctivitis. The compound inhibits binding to both H1 and H2 histamine receptors, to prevent recruitment and activation of pro-inflammatory mediators that can trigger and exacerbate the ocular allergic response.



LUMIGAN (bimatoprost ophthalmic solution 0.03%)

The first synthetic prostamide analog and an important component in the Company's growing position as a leader in glaucoma management. In the United States, it is indicated for the reduction of elevated IOP in patients with open-angle glaucoma or ocular hypertension who are intolerant of other IOP-lowering medications or insufficiently responsive (failed to achieve target IOP determined after multiple measures over time) to another IOP-lowering medication.



OCUFLOX (ofloxacin ophthalmic solution 0.3%)

Indicated for use in bacterial conjunctivitis and corneal ulcers due to susceptible bacteria and the No. 1 anti-infective prescribed by ophthalmologists in the United States (marketed as EXOCIN in Europe and OFLOX in Latin America).



REFRESH / ARTIFICIAL TEARS

Artificial tear products for various needs led by the REFRESH brand which includes: REFRESH PLUS, the No. 1 unit dose product worldwide; REFRESH TEARS, the No. 1 multi-dose product in the United States; REFRESH P.M., for overnight relief of dry eye; REFRESH CONTACTS, relief from dryness and irritation for contact lens wearers; REFRESH LIQUIGEL, a unique extra strength formula containing one of the most effective lubricant and preservative systems, combining the strength of a gel with the convenience of a liquid eye drop; and REFRESH ENDURA, the first lubricant eye drop for dry eye that treats all three layers of the tear film. Additionally, Allergan markets CELLUVISC, the product most often recommended for severe dry eye. Other products marketed throughout the world include the lubricants LIQUIFILM, CELLUFRESH, LACRI-LUBE, and the decongestant LERIN.



RESTASIS (cyclosporine ophthalmic emulsion 0.05%)

The first and only treatment for increasing tear production in patients whose tear production is presumed to be suppressed due to ocular inflammation. RESTASIS is the only therapeutic option on the market for people with dry eye disease that goes beyond providing temporary relief for the dryness and also treats the underlying cause of the condition – ocular inflammation.



ZYMAR (gatifloxacin ophthalmic solution 0.3%)

The first FDA-approved fourth-generation topical fluoroquinolone indicated for the treatment of bacterial conjunctivitis due to susceptible bacteria, ZYMAR represents a leading advancement in the eye care community in countering emerging antimicrobial resistance. Among ophthalmologists, ZYMAR is the No. 1 prescribed fluoroquinolone due to its broad-spectrum activity and optimal formulation.

NEUROMODULATORS



BOTOX (botulinum toxin type A)

BOTOX Cosmetic (botulinum toxin type A)

VISTABEL (botulinum toxin type A)

The most widely used botulinum toxin product in the world and the foundation for Allergan's global leadership in neuromodulator therapy. As the primary treatment for many focal movement disorders since the mid-1980s, indications for BOTOX have expanded worldwide as scientists and physicians recognize its broad applicability and versatility.

- Adult Post-Stroke Spasticity (increased rigidity in a group of muscles, causing stiffness and restriction of movement)
- Blepharospasm (uncontrollable blinking)
- Cervical Dystonia (painful neck spasm)
- Glabellar Lines (frown lines between the brow)
- Hemifacial Spasm (involuntary contraction of facial muscles)
- Hyperhidrosis (excessive sweating)
- Juvenile Cerebral Palsy (muscles of one or more limbs are permanently contracted and stiff making normal movement difficult in children)
- Strabismus (crossed eyes)

DERMATOLOGY



AVAGE (tazarotene cream 0.1%)

A proven treatment to significantly reduce some of the specific signs associated with overexposure to the sun. AVAGE is approved as an adjunctive agent in the topical treatment of facial fine wrinkling, mottled hypo- and hyper-pigmentation (blotchy skin discoloration), and benign facial lentigines (flat patches of skin discoloration) in patients using a comprehensive skin care and sunlight avoidance program.



AZELEX (azelaic acid cream 20%)

A mild emollient and moisturizing treatment indicated for mild to moderate acne that allows for use under makeup, moisturizers, sunscreens and other topical medications.



FLUOROPLEX (fluorouracil 1%)

Indicated for the treatment of certain skin problems such as actinic (solar) keratoses (small red or skin-color growths that appear as a result of overexposure to the sun).



MD FORTE

MD FORTE is a physician-recommended line of aesthetic skin care products containing alpha hydroxy acids for reducing the appearance of fine facial lines and wrinkles.



TAZORAC Gel / ZORAC Gel (tazarotene gel 0.05% and 0.1%)

A topical receptor-selective retinoid approved for the treatment of acne and psoriasis.



TAZORAC Cream (tazarotene cream 0.05% and 0.1%)

A cream formulation of the topical, receptor-selective retinoid delivers the same efficacy of the gel while providing a new alternative for treating a broader range of patients with varied skin types and conditions.



Pictured from left: Douglas S. Ingram, David E.I. Pyott, F. Michael Ball, Lester J. Kaplan, Jacqueline Schiavo and Eric K. Brandt

DAVID E.I. PYOTT, 50 Chairman of the Board, President and Chief Executive Officer. Mr. Pyott joined Allergan in January 1998. Previously, he was Head of the Nutrition Division and a member of the Executive Committee of Novartis AG from 1995 through 1997. Mr. Pyott has over 20 years of international experience in nutrition and health care and has worked in Austria, Germany, the Netherlands, Spain, Switzerland, Malaysia and Singapore. Mr. Pyott holds a diploma in German and European Law from the Europa Institute at the University of Amsterdam, a Master of Arts degree from the University of Edinburgh, and an M.B.A. from the London Business School.

F. MICHAEL BALL, 48 Executive Vice President and President, Pharmaceuticals. Born in Canada, Mr. Ball was educated in the U.K. and U.S. before receiving his BSc and M.B.A. from Queen's University in Canada. He is the former President of Syntex Inc. Canada and Senior Vice President of Syntex Laboratories USA, where he served on Syntex Corporation's Management Committee. Mr. Ball has over 20 years of international health care experience in the marketing and sales of pharmaceutical products. He joined Allergan in 1995.

ERIC K. BRANDT, 41 Executive Vice President, Finance, Strategy and Corporate Development. Mr. Brandt joined Allergan in May 1999. In addition to his responsibilities as Principal Financial Officer, Mr. Brandt served as President of the Consumer Eye Care business during 2001. Prior to joining Allergan, he was Vice President and Partner at Boston Consulting Group, and a senior member of the BCG Health Care practice. At BCG, Mr. Brandt was involved in high-level consulting engagements with top global pharmaceutical, managed care and medical device companies, focusing on corporate finance, shareholder value and post-merger integration. Mr. Brandt has a Bachelor of Science in chemical engineering from MIT and an M.B.A. from Harvard Business School.



DOUGLAS S. INGRAM, J.D., 41 Executive Vice President, General Counsel and Secretary. Mr. Ingram joined Allergan from Gibson, Dunn & Crutcher in 1996. Mr. Ingram has over 15 years of experience in the management of domestic and international legal affairs. Mr. Ingram also manages Allergan's Internal Audit, Corporate Communications and Global Trade Compliance departments. He also serves as Allergan's Chief Ethics Officer. Mr. Ingram received his juris doctorate from the University of Arizona in 1988, graduating summa cum laude and Order of the Coif.

LESTER J. KAPLAN, PH.D., 53 Executive Vice President and President, Research and Development. Dr. Kaplan has over 25 years of experience conducting and managing research and development programs in the pharmaceutical industry. He joined Allergan in 1983.

JACQUELINE SCHIAVO, 55 Executive Vice President, Technical Operations. Ms. Schiavo has more than 30 years of experience in pharmaceutical and health care products manufacturing, quality assurance, and research and development. Ms. Schiavo is responsible for Allergan's worldwide network of manufacturing plants and third party suppliers. She holds a Bachelor of Science degree in Microbiology from Cornell University and an M.B.A. from Pepperdine University. She joined Allergan in 1980.

OTHER EXECUTIVE OFFICER

JAMES F. BARLOW (not pictured)
Vice President, Corporate Controller and Principal Accounting Officer



Pictured from left: Handel E. Evans, Herbert W. Boyer, Louis T. Rosso, Russell T. Ray, Karen R. Osar, Stephen J. Ryan, David E.I. Pyott, Gavin S. Herbert, Lester J. Kaplan, Ronald M. Cresswell, Michael R. Gallagher and Leonard D. Schaeffer

HERBERT W. BOYER, PH.D., 67 Vice Chairman of the Board since 2001, served as Chairman from 1998 to 2001; Board member since 1994. Dr. Boyer is a founder of Genentech, Inc. and a Director since 1976. A former Professor of Biochemistry at the University of California at San Francisco, Dr. Boyer is a recipient of the National Medal of Science from President George H. W. Bush, the National Medal of Technology, and the Albert Lasker Basic Medical Research Award. He is an elected Member of the National Academy of Sciences and a Fellow in the American Academy of Arts and Sciences.

RONALD M. CRESSWELL, HON. D.SC., F.R.S.E., 69 Elected to the Board in 1998. Professor Cresswell retired in 1999 as Senior Vice President and Chief Scientific Officer for Warner-Lambert Company. Professor Cresswell was formerly Vice President and Chairman, Parke-Davis Pharmaceutical Research, a Warner-Lambert Company. Professor Cresswell served as Chief Operating Officer of Laporte Industries and in a broad range of research and development positions at Burroughs Wellcome, culminating in being the main board member for global research and development. He is a Fellow of the Royal Society of Edinburgh, a member of the American Chemical Society and the New York Academy of Sciences and is the former Chairman of the Science and Regulatory Executive Committee of the Pharmaceutical Research and Manufacturers of America (PhRMA). Professor Cresswell is also Chairman of the Board of Albachem Ltd., a Scottish company, and a director of CuraGen Corporation and Esperion Therapeutics, Inc.

HANDEL E. EVANS, 69 Elected to the Board in 1989. Former Chairman of Equity Growth Research Ltd., a company providing financial services in Europe that was acquired by Libertas Capital in 2004. Mr. Evans has over 40 years of experience in the pharmaceutical industry and was the founder and former Executive Chairman of Pharmaceutical Marketing Service Inc., Source Informatics Ltd and Walsh International Inc., companies providing marketing services to the pharmaceutical industry. Mr. Evans was also a co-founder of IMS International Inc., the leading pharmaceutical information supplier. Mr. Evans is a Director of Cambridge Laboratories Ltd., RxBazaar, Inc. and Chairman of the Trustees of The British Urological Foundation and previously a director of Smithkline Beckman Plc. and IMS International Inc.

MICHAEL R. GALLAGHER, 58 Elected to the Board in 1998. Chief Executive Officer and a Director of Playtex Products, Inc. Previously, Chief Executive Officer/North America for Reckitt & Colman PLC; President and Chief Executive Officer of Eastman Kodak's subsidiary, L&F Products; and President of the Lehn & Fink Consumer Products Division at Sterling Drug. Mr. Gallagher is a Director of AMN Healthcare, the Grocery Manufacturers Association, the Association of Sales and Marketing Companies and the Haas School of Business, University of California, Berkeley.

GAVIN S. HERBERT, 71 Founder of Allergan, Inc., and Chairman Emeritus since 1996. Elected to the Board in 1950. Served as Chief Executive Officer for 30 years and as Chairman from 1977 to 1996. Mr. Herbert is Chairman and Founder of Regenesis Bioremediation Products and a Director of Research to Prevent Blindness and the Doheny Eye Institute. He is Chairman of Rogers Gardens, Vice Chairman of the Beckman Foundation, and a Life Trustee of the University of Southern California.

LESTER J. KAPLAN, PH.D., 53 Elected to the Board in 1994. Executive Vice President and President, Research and Development for Allergan, Inc. Dr. Kaplan is a Director of Acadia Pharmaceuticals Inc., and a Member of the Board of Trustees, Keck Graduate Institute.

KAREN R. OSAR, 54 Elected to the Board in 1998. Served as Senior Vice President and Chief Financial Officer of MeadWestvaco Corporation, a producer of packaging, paper, school and office supplies and specialty chemicals, since the merger of the Mead Corporation and Westvaco



Corporation in January 2002 until April 2003. Prior to the merger, she served as Senior Vice President and Chief Financial Officer of Westvaco Corporation since November 1999. She formerly served as Vice President and Treasurer of Tenneco, Inc., which was a global packaging and auto parts manufacturer, and as Managing Director of the investment banking group at J.P. Morgan & Company. She is a Director of BNY Hamilton Funds and of Encore Medical Corporation.

DAVID E. I. PYOTT, 50 Elected to the Board and joined Allergan in 1998. Chairman of the Board, President and Chief Executive Officer of Allergan, Inc. He served as Head of the Nutrition Division and a member of the Executive Committee of Novartis AG. He is a member of the Board of Directors of Avery Dennison Corporation and Edwards Lifesciences Corporation. Mr. Pyott serves on the Board and the Executive Committee of Pharmaceutical Research and Manufacturers of America and of the California Healthcare Institute; and the Directors' Board of the University of California (Irvine) Graduate School of Management. He also serves as a member of the Board of the Pan-American Ophthalmological Foundation, the International Council of Opthalmology Foundation and EyeCare America.

RUSSELL T. RAY, 56 Elected to the Board in 2003. Managing Partner of HLM Venture Partners, a private equity firm that provides venture capital to emerging health care, business services and technology companies. Prior to joining HLM Venture Partners in 2003, Mr. Ray was a Managing Director and Global Co-Head of Health Care Investment Banking at Credit Suisse First Boston Corporation where he focused on providing strategic and financial advice to life sciences, health care services and medical technology companies. Prior to joining Credit Suisse First Boston in 1999, Mr. Ray spent twelve years at Deutsche Bank and its predecessor entities BT Alex. Brown and Alex. Brown and Sons as Global Head of Health Care Investment Banking. Mr. Ray is a director of Pondaray Enterprises, Inc. and The Friends School of Baltimore.

LOUIS T. ROSSO, 70 Elected to the Board in 1989. Chairman Emeritus of Beckman Coulter, Inc., a manufacturer of laboratory instruments, and was its Chairman of the Board until his retirement in 1999. Mr. Rosso also served as Chairman and Chief Executive Officer of Beckman Instruments, Inc., and Vice President of SmithKline Beckman Corporation. He is a member of the Board of Trustees of the St. Joseph Heritage Healthcare Foundation, a member of the Board of Directors of Regenesis Bioremediation Company and Trustee Emeritus and Senior Advisor to the President of the Keck Graduate Institute of Applied Life Sciences at the Claremont Colleges.

STEPHEN J. RYAN, M.D., 63 Elected to the Board in 2002. Dr. Ryan is the Dean of the Keck School of Medicine and Senior Vice President for Medical Care of the University of Southern California as well as President of the Doheny Eye Institute and the Grace and Emery Beardsley Professor of Ophthalmology. Dr. Ryan is a Member of the Institute of Medicine of the National Academy of Sciences. He is a member and past president of numerous ophthalmological organizations such as the Association of University Professors of Ophthalmology and the Macula Society. He is the founding President of the Alliance for Eye and Vision Research (AEVR).

LEONARD D. SCHAEFFER, 58 Elected to the Board in 1993. Since 1992 he has served as Chairman of the Board and Chief Executive Officer of WellPoint Health Networks Inc., an insurance organization which owns Blue Cross of California, Blue Cross Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, Blue Cross Blue Shield of Wisconsin, Health Link and Unicare. Mr. Schaeffer was the Administrator of the U.S. Health Care Financing Administration. He is Chairman of the National Institute for Health Care Management and a member of the Institute of Medicine.

In millions, except share data As of December 31,	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and equivalents	$ 507.6	$ 774.0
Trade receivables, net	220.1	220.6
Inventories	76.3	70.4
Other current assets	124.2	135.2
Total current assets	928.2	1,200.2
Investments and other assets	329.5	223.7
Property, plant and equipment, net	422.5	352.0
Goodwill	8.4	7.8
Intangibles, net	66.3	22.9
Total assets	$1,754.9	$1,806.6
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes payable	$ 24.4	$ 89.7
Accounts payable	87.2	82.0
Accrued compensation	67.8	55.4
Other accrued expenses	157.5	118.3
Income taxes	46.5	58.2
Total current liabilities	383.4	403.6
Long-term debt	66.0	25.4
Long-term convertible notes, net of discount	507.3	501.0
Other liabilities	77.1	66.4
Commitments and contingencies	–	–
Minority interest	2.5	1.9
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 par value; authorized 5,000,000 shares; none issued	–	–
Common stock, $.01 par value; authorized 300,000,000 shares; issued 134,255,000 shares	1.3	1.3
Additional paid-in capital	360.5	336.3
Accumulated other comprehensive loss	(54.9)	(73.4)
Retained earnings	695.7	871.7
	1,002.6	1,135.9
Less treasury stock, at cost (4,112,000 and 4,757,000 shares)	(284.0)	(327.6)
Total stockholders' equity	718.6	808.3
Total liabilities and stockholders' equity	$1,754.9	$1,806.6

In millions, except per share data — Year ended December 31,	2003	2002	2001
PRODUCT SALES			
Net sales	$1,755.4	$1,385.0	$1,142.1
Cost of sales	320.3	221.7	198.1
Product gross margin	1,435.1	1,163.3	944.0
RESEARCH SERVICES			
Research service revenues (primarily from related party through April 16, 2001)	16.0	40.3	60.3
Cost of research services	14.5	36.6	56.1
Research services margin	1.5	3.7	4.2
Selling, general and administrative	693.6	629.5	481.1
Research and development	763.5	233.1	227.5
Technology fees from related party	–	–	(0.7)
Legal settlement	–	118.7	–
Restructuring charge (reversal) and asset write-offs, net	(0.4)	62.4	(1.7)
Operating income (loss)	(20.1)	123.3	242.0
Interest income	13.0	15.8	30.6
Interest expense	(15.6)	(17.4)	(18.1)
Loss on investments, net	–	(30.2)	(4.5)
Unrealized (loss) gain on derivative instruments, net	(0.3)	(1.7)	4.2
Other, net	(6.5)	–	6.1
Earnings (loss) from continuing operations before income taxes and minority interest	(29.5)	89.8	260.3
Provision for income taxes	22.2	25.1	88.5
Minority interest	0.8	0.7	0.6
Earnings (loss) from continuing operations	(52.5)	64.0	171.2
Earnings from discontinued operations, net of applicable income tax expense of $7.0 million and $20.6 million for years ended 2002 and 2001, respectively	–	11.2	54.9
Cumulative effect of change in accounting principle, net of $0.5 million of tax	–	–	(1.2)
NET EARNINGS (LOSS)	$ (52.5)	$ 75.2	$ 224.9
Basic:			
Continuing operations	$ (0.40)	$ 0.49	$ 1.30
Discontinued operations	–	0.09	0.42
Cumulative effect of accounting change, net	–	–	(0.01)
Net basic earnings (loss) per share	$ (0.40)	$ 0.58	$ 1.71
Diluted:			
Continuing operations	$ (0.40)	$ 0.49	$ 1.29
Discontinued operations	–	0.08	0.40
Cumulative effect of accounting change, net	–	–	(0.01)
Net diluted earnings (loss) per share	$ (0.40)	$ 0.57	$ 1.68

In millions, except per share data	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Total	Comprehensive Income (Loss)
BALANCE DECEMBER 31, 2000	134.3	$1.3	$298.5	$(9.8)	$(50.8)	$780.0	(2.6)	$(145.4)	$873.8	
Comprehensive income										
Net earnings						224.9			224.9	$224.9
Other comprehensive income, net of tax:										
Minimum pension liability adjustment										(7.2)
Foreign currency translation adjustments										(2.5)
Unrealized loss on investments										(1.1)
Other comprehensive loss					(10.8)				(10.8)	(10.8)
Comprehensive income										$214.1
Dividends ($0.36 per share)						(47.5)			(47.5)	
Stock options exercised			26.5			(30.9)	1.3	61.8	57.4	
Activity under other stock plans				0.5		1.9	0.1	2.2	4.6	
Purchase of treasury stock							(1.8)	(130.9)	(130.9)	
Expense of compensation plans				5.9					5.9	
BALANCE DECEMBER 31, 2001	134.3	1.3	325.0	(3.4)	(61.6)	928.4	(3.0)	(212.3)	977.4	
Comprehensive income										
Net earnings						75.2			75.2	$75.2
Other comprehensive income, net of tax:										
Minimum pension liability adjustment										5.9
Foreign currency translation adjustments										(17.6)
Unrealized loss on investments										(0.1)
Other comprehensive loss					(11.8)				(11.8)	(11.8)
Comprehensive income										$63.4
Distribution of Advanced Medical Optics, Inc. common stock to stockholders						(53.2)			(53.2)	
Dividends ($0.36 per share)						(46.7)			(46.7)	
Stock options exercised			12.4			(32.4)	0.9	56.3	36.3	
Activity under other stock plans				(5.4)		0.4		9.2	4.2	
Purchase of treasury stock							(2.7)	(180.8)	(180.8)	
Expense of compensation plans				7.7					7.7	
BALANCE DECEMBER 31, 2002	134.3	1.3	337.4	(1.1)	(73.4)	871.7	(4.8)	(327.6)	808.3	

In millions, except per share data	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Total	Comprehensive Income (Loss)
BALANCE DECEMBER 31, 2002	134.3	$1.3	$337.4	$(1.1)	$(73.4)	$871.7	(4.8)	$(327.6)	$808.3	
Comprehensive income										
Net loss						(52.5)			(52.5)	$(52.5)
Other comprehensive income, net of tax:										
Minimum pension liability adjustment										(0.8)
Foreign currency translation adjustments										17.4
Unrealized gain on investments										1.9
Other comprehensive income					18.5				18.5	18.5
Comprehensive loss										$(34.0)
Adjustment to distribution of Advanced Medical Optics, Inc. common stock to stockholders						0.3			0.3	
Dividends ($0.36 per share)						(46.9)			(46.9)	
Stock options exercised			26.1			(75.5)	1.7	122.9	73.5	
Activity under other stock plans				(3.9)		(1.4)	0.2	11.3	6.0	
Purchase of treasury stock							(1.2)	(90.6)	(90.6)	
Expense of compensation plans				2.0					2.0	
BALANCE DECEMBER 31, 2003	134.3	$1.3	$363.5	$(3.0)	$(54.9)	$695.7	(4.1)	$(284.0)	$718.6	

In millions Year ended December 31,	2003	2002	2001
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES			
Earnings (loss) from continuing operations	$ (52.5)	$ 64.0	$170.0
Non-cash items included in earnings (loss) from continuing operations:			
Cumulative effect of accounting change for derivative instruments	–	–	1.7
In-process research and development	458.0	–	40.0
Depreciation and amortization	59.6	45.0	53.0
Amortization of original issue discount	6.9	11.0	10.1
Write-off of deferred convertible debt issue costs	0.9	8.0	–
Deferred income taxes (benefit)	(61.6)	(13.8)	14.1
Loss on investments	–	30.2	4.5
Loss (gain) on sale/abandonment of assets	3.7	(5.7)	0.8
Unrealized loss (gain) on derivatives	0.3	1.7	(4.2)
Gain on divestiture of pharmaceutical products	–	–	(2.0)
Expense of compensation plans	10.3	10.3	7.1
Minority interest	0.8	0.7	0.6
Restructuring charge (reversal) and asset write-offs, net	(0.4)	62.4	(1.7)
Changes in assets and liabilities:			
Trade receivables	12.5	(49.5)	(2.7)
Inventories	(3.3)	(16.7)	(7.7)
Other current assets	(7.6)	9.1	(18.1)
Accounts payable	(4.4)	4.1	9.2
Accrued expenses and other liabilities	46.0	13.6	(9.8)
Income taxes	15.3	(43.7)	42.4
Other non-current assets	(49.2)	(83.1)	(15.3)
Net cash provided by continuing operations	435.3	47.6	292.0
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment	(109.6)	(78.8)	(84.1)
Proceeds from sale of property, plant and equipment	–	6.9	4.6
Acquisitions, net of cash acquired	(469.5)	–	(70.2)
Other, net	(15.8)	(7.7)	(17.1)
Net cash used in investing activities	(594.9)	(79.6)	(166.8)

In millions Year ended December 31,	2003	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends to stockholders	$ (46.9)	$ (46.7)	$ (47.5)
Increase (decrease) in notes payable	10.0	(11.8)	(12.3)
Sale of stock to employees	47.0	24.4	30.9
Net borrowings under commercial paper obligations	10.4	–	–
Proceeds from convertible borrowings	–	500.0	–
Repayments of convertible borrowings	(46.2)	(376.5)	–
Debt issuance costs	–	(12.1)	–
Repayments of long-term debt	(0.5)	(25.6)	(3.2)
Payments to acquire treasury stock	(90.6)	(180.8)	(130.9)
Net cash used in financing activities	(116.8)	(129.1)	(163.0)
Cash flow from discontinued operations	–	172.0	56.3
Effect of exchange rates on cash and equivalents	10.0	(11.8)	(4.9)
Net (decrease) increase in cash and equivalents	(266.4)	(0.9)	13.6
Cash and equivalents at beginning of year	774.0	774.9	761.3
Cash and equivalents at end of year	$507.6	$774.0	$774.9
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 15.7	$ 14.8	$ 20.9
Income taxes, net of refunds	$ 72.3	$ 85.6	$ 52.2

For 2003, non-cash activities included the allocation of $6.1 million of other assets and $12.8 million in certain intangible contract-based product marketing and other rights to the purchase price for the acquisitions of Oculex Pharmaceuticals, Inc., and Bardeen Sciences Company, LLC, respectively. Additionally, the Company recorded a dividend (dividend adjustment) in the amount of $(0.3) million and $53.2 million in 2003 and 2002, respectively, related to the distribution of Advanced Medical Optics, Inc.'s common stock to the Company's stockholders.

The Board of Directors of Allergan, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Allergan, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003 not presented herein; and in our report dated February 6, 2004, we expressed an unqualified opinion on those consolidated financial statements. Our report refers to a change in the method of accounting for derivative instruments and hedging activities in 2001 and the method of accounting for goodwill and intangible assets in 2002.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Costa Mesa, CA
February 6, 2004

KPMG LLP

Management is responsible for the preparation and integrity of the condensed consolidated financial information appearing in this Annual Report. The consolidated financial statements are presented in the Company's Form 10-K for the fiscal year ended December 31, 2003. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and, accordingly, include some amounts based on management's best judgments and estimates. Financial information in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for maintaining a system of internal control and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal control system is augmented by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Ethics adopted by the Board of Directors, applicable to all employees of the Company and its subsidiaries. Management believes that the Company's system of internal control provides reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements and other data and for maintaining accountability for assets. Management does not expect, however, that our disclosure controls or procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The Audit and Finance Committee of the Board of Directors, composed solely of Directors who are not officers or employees of the Company, meets with the independent auditors, management and internal auditors periodically to discuss internal accounting controls, auditing and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors without management present to ensure that the independent auditors have free access to the Committee.

The independent auditors, KPMG LLP, were recommended by the Audit and Finance Committee of the Board of Directors and selected by the Board of Directors. KPMG LLP was engaged to audit the 2003, 2002 and 2001 consolidated financial statements of Allergan, Inc. and its subsidiaries and conducted such tests and related procedures as deemed necessary in conformity with auditing standards generally accepted in the United States of America. The opinion of the independent auditors, based upon their audits of the consolidated financial statements, is contained in the Company's Form 10-K for the fiscal year ended December 31, 2003.

February 6, 2004

David E. I. Pyott
Chairman of the Board, President
and Chief Executive Officer

Eric K. Brandt
Executive Vice President, Finance,
Strategy and Corporate Development
(Principal Financial Officer)

James F. Barlow
Vice President, Corporate Controller
and Principal Accounting Officer

Allergan, Inc.
2525 Dupont Drive
P.O. Box 19534
Irvine, CA 92623-9534
(714) 246-4500
E-mail: corpinfo@allergan.com
Internet: www.allergan.com

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
(800) 446-2617
Hearing Impaired # TDD: (800) 952-9245
Internet: www.equiserve.com

The Annual Meeting of Stockholders of Allergan, Inc. will be held at the Irvine Marriott Hotel, 18000 Von Karman Avenue, Irvine, CA 92612, on April 28, 2004, at 10:00 a.m.

The following table shows the quarterly price range of the common stock and the cash dividends declared per share during the periods listed.

	2003			2002 (1)		
Calendar Quarter	High	Low	Div	High	Low	Div
First	$71.53	$56.60	$.09	$72.35	$58.58	$.09
Second	81.55	66.81	.09	67.23	54.01	.09
Third	81.90	75.82	.09	65.49	49.05	.09
Fourth	81.48	71.65	.09	65.08	51.40	.09

Allergan common stock is listed on the New York Stock Exchange and is traded under the symbol "AGN." In newspapers, stock information is frequently listed as "Alergn."

The approximate number of stockholders of record was 6,700 as of January 30, 2004.

(1) On June 29, 2002, Allergan distributed to its stockholders, in the form of a stock dividend, one share of its then wholly-owned subsidiary, Advanced Medical Optics, Inc., for every 4.5 shares of common stock held on June 14, 2002. The 2002 stock prices presented above are restated stock prices and reflect the distribution of Allergan's ownership in Advanced Medical Optics to its stockholders.

A copy of Allergan, Inc.'s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through our Web site at www.allergan.com or without charge by contacting:

James M. Hindman
Allergan, Inc.
P.O. Box 19534
Irvine, CA 92623-9534
Phone: (714) 246-4636 Fax: (714) 246-4800
E-mail: corpinfo@allergan.com

The plan allows Allergan stockholders to reinvest their dividends or invest cash in Allergan stock without brokerage commissions or service charges. If you are interested in joining the plan or would like more information, you may request a prospectus from:

EquiServe Trust Company, N.A.
Dividend Reinvestment Plan/Allergan, Inc.
P.O. Box 43081
Providence, RI 02940-3081

Except as set forth below, all product names appearing in capital letters are trademarks or service marks that are owned by, licensed to, or promoted by Allergan, Inc., its subsidiaries or affiliates. The following Allergan trademarks appear in this report: ALOCRIL, ALPHAGAN, ALPHAGAN P, AVAGE, AZELEX, BOTOX, BOTOX Cosmetic, CELLUVISC, CELLUFRESH, COMBIGAN, ELESTAT, EXOCIN, FLUOROPLEX, LACRELUBE, LERIN, LIQUIFILM, LUMIGAN, MD FORTE, OCUFLOX, OFLOX, POSURDEX, PURITE, REFRESH, REFRESH CONTACTS, REFRESH ENDURA, REFRESH LIQUIGEL, REFRESH PLUS, REFRESH PM, REFRESH TEARS, RELESTAT, RELIEF, RESTASIS, TAZORAC, VISTABEL, ZORAC and ZYMAR.

ACULAR and ACULAR LS are registered trademarks of Roche Palo Alto LLC.

FINACEA is a registered trademark of Schering AG.

Panzem is a registered trademark of EntreMed, Inc.

Renova is a registered trademark of Johnson & Johnson.

Allergan, for the year ending December 31, 2003, continued its proud tradition of placement in the top quartile for Environmental Health and Safety Performance within its Pharmaceutical Company peer group. More information on its 2003 performance worldwide can be found by accessing the corporate information section at www.allergan.com and pulling down the About Allergan section and clicking on the EH&S section.

Market share numbers included in this Annual Report represent data from January 2003 to September 2003 unless otherwise noted.

ALLERGAN

2525 Dupont Drive
P.O. Box 19534
Irvine, CA 92623-9534
(714) 246-4500
www.allergan.com
NYSE: AGN